Exhibit (a)(5)(ii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

KENNETH R. LOISELLE, On Behalf of	)
Himself and All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No. ________________
)
SAUER-DANFOSS INC., JØRGEN M.	)
CLAUSEN, SVEN MURMANN, NIELS B.	)
CHRISTIANSEN, KIM FAUSING, WILLIAM E.	)
HOOVER, JR., JOHANNES F. KIRCHHOFF,	)
F. JOSEPH LOUGHREY, PER HAVE, SVEN	)
RUDER, STEVEN H. WOOD, KLAUS H.	)
MURMANN, DANFOSS ACQUISITION INC.,	)
and DANFOSS A/S,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, for his Class Action Complaint against Defendants, alleges upon personal knowledge with respect to him, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.         This is a class action on behalf of the public shareholders of Sauer-Danfoss Inc. (“Sauer-Danfoss”). On December 22, 2009, Danfoss A/S (“Danfoss”), announced that it was commencing a tender offer of $10.10 per share for the shares of Sauer-Danfoss that it does not already own, placing a $118,750,000 price on the minority position (the “Proposed Transaction”). Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

2.         Plaintiff Kenneth R. Loiselle is a shareholder of 5,000 shares of Sauer-Danfoss common stock and has held such shares since prior to the wrongs complained of herein.

3.         Defendant Sauer-Danfoss is a corporation duly organized and existing under the laws of the State of Delaware. The Company maintains its principal office in Ames, Iowa. Sauer-Danfoss shares trade on the NYSE under the symbol “SHS.” As of December 22, 2009, Sauer-Danfoss had approximately 12 million publicly held shares of common stock outstanding.

4.         Defendant Danfoss Acquisition Inc., is a wholly-owned subsidiary of Danfoss A/S. As of December 22, 2009, Danfoss owns 75.7% of the outstanding shares of Sauer-Danfoss’ common stock.

5.         Defendant Danfoss is the Company’s majority, controlling shareholders. It is violating its fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction. Danfoss constitutes a controlling bloc because they are acting in attempting to consummate the Proposed Transaction, because they will receive benefits not shared by other Sauer-Danfoss shareholders, because of their business relationships, and because they own or control more than 75.7% of the Company’s voting power. As the majority and controlling shareholders of Sauer-Danfoss, Danfoss owes the Company’s shareholders fiduciary obligations of loyalty, good faith, due care, and full and fair disclosure.

6.         Defendant Jørgen M. Clausen, (“Clausen”) has been a director of the Company since May 3, 2000, Chairman of the Company since May 5, 2004, and prior to that served as Vice Chairman of the Company from 2000 to 2004. He was named Chairman of the Board of Danfoss A/S in April of 2009.

7.         Defendant Sven Murmann (“S. Murmann”) has been a director of the Company since April 21, 1994, and Vice Chairman of the Company since May 5, 2004. S. Murmann is Managing Director of Sauer Holding GmbH, an investment company controlled by the Murmann family, a position he has held for more than the past five years and is a member of the Board of Directors of Cartagena Group Inc., a real estate company held by Klaus H. Murmann.   S. Murmann is also a member of the Board of Directors of ICF Solutions Inc., which is active in the property market and held by a subsidiary of Sauer Holding GmbH. He is a member of the Board of Danfoss A/S. S. Murmann is the son of Klaus H. Murmann, Chairman Emeritus and a director of the Company.

8.         Defendant Niels B. Christiansen (“Christiansen”) has been a director of the Company since June 10, 2008 and was named Co-Vice Chairman of the Board of Sauer-Danfoss on June 11, 2009. Christiansen was appointed President and Chief Executive Officer of Danfoss A/S on October 1, 2008. Prior to that, he had been Vice Chief Executive Officer since November 15, 2006. From November 15, 2006 through December 31, 2007, he also served as Chief Operating Officer of Danfoss A/S. From November 1, 2004 through November 14, 2006, he served as Executive Vice President and Chief Operating Officer of Danfoss A/S. Christiansen is a member of the Executive Committee of Danfoss A/S and serves on the Boards of Directors of Axcel A/S, a Danish private equity fund, TrygVesta A/S, a publicly traded Danish insurance company, B&O a/s, a publicly traded Danish manufacturer of audio and video products, and William Demant Holding A/S, a publicly traded Danish manufacturer of audio products.

9.         Defendant Kim Fausing (“Fausing”) has been a director of the company since July 10, 2008. Fausing has been Executive Vice President and Chief Operating Officer of Danfoss A/S since January 2008. In 2007, Fausing became a divisional president of Danfoss A/S, having previously worked at Hilti Corporation, a privately owned manufacturer of construction and engineering products, from 1990 through 2007.

10.       Defendant William E. Hoover, Jr. (“Hoover”) has been a director of the Company since July 10, 2008. Hoover serves on the Boards of Directors of Danfoss A/S, GN Great Nordic, a Danish manufacturer of hearing instruments that is listed on the Copenhagen Stock Exchange and Northstar Battery, a privately owned firm that makes batteries for mobile base stations. He is the Vice Chairman of the Great Nordic Board.

11.       Defendant Johannes F. Kirchhoff (“Kirchhoff”) has been a director of the Company since April 17, 1997. Kirchhoff has been owner and Managing Director of FAUN Umwelttechnik GmbH & Co. KG, a German manufacturer of vehicles for waste disposal, for more than the past five years.

12.       Defendant F. Joseph Loughrey, (“Loughrey”) has been a director of the Company since June 23, 2000. He serves on the Boards of Directors of Hillenbrand, Inc., an Indiana Corporation with shares listed on the NYSE; the Lumina Foundation, an Indianapolis-based private foundation that works to expand access to post secondary education in the United States; and AB SKF, a Swedish corporation with shares quoted on the NASDAQ OMX Stockholm.

13.       Defendant Per Have (“Have”) was named a director of the Company on November 9, 2009. Have was appointed Chief Financial Officer of Danfoss A/S on September 30, 2009. Have has been President of the Bitten and Mads Clausen Foundation since 2007. From 2006 to 2007, Have was Senior Vice President, Refrigeration & Air Conditioning Division of Danfoss A/S, and from 2002 to 2005 he was Vice President, Corporate Finance at Danfoss A/S. Have was Vice President, Global Supply Chain and IT at Sauer-Danfoss from 2000 to 2002.

14.       Defendant Sven Ruder (“Ruder”), has been a director of the Company since June 10, 2008. Ruder became the President and Chief Executive Officer of Sauer-Danfoss Inc. on January 1, 2009. He served as the President of the Motion Controls division of Danfoss A/S from January 2001 through December 2008. Ruder serves on the Boards of Directors of Danfoss Turbocor Compressors BV, a privately held joint venture between Danfoss A/S and Turbocorp BV, and of Danfoss Turbocor Compressors, Inc., a subsidiary of Danfoss Turbocor Compressors BV that is engaged in the manufacture of air conditioning and refrigeration compressors.

15.       Defendant Steven H. Wood (“Wood”), has been a director of the Company since January 1, 2003.

16.       Defendant Klaus H. Murmann (“K. Murmann”) served as a director of the Company from April 18, 1990 until July 10, 2008. K. Murmann is currently Chairman Emeritus of the Company, a non-voting, advisory position. From 1987 to May 3, 2000, he served as Chairman and Chief Executive Officer of the Company and its predecessor. He retired as an active employee of the Company as of December 31, 2002. Defendant K. Murmann founded Sauer Getriebe, a predecessor to the Company, in 1967, and has been involved in the hydrostatics business for more than 40 years. He was Chairman of the Board of PSV AG, Cologne, a German national pension fund, for more than five years until he stepped down in July 2006. K. Murmann is the father of Sven Murmann, Vice Chairman and a director of the Company.

17.       The defendants identified in paragraphs 5 through and including 16 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Sauer-Danfoss, and owe plaintiff and Sauer-Danfoss’ other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

18.       As the majority and controlling shareholders of Sauer-Danfoss, Danfoss likewise owes the Company’s shareholders fiduciary obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

CLASS ACTION ALLEGATIONS

19.       Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the public shareholders of Sauer-Danfoss common stock (the “Class”). The Class specifically excludes the defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the defendants.

20.       This action is properly maintainable as a class action.

21.       The Class is so numerous that joinder of all members is impracticable. As of December 22, 2009, Sauer-Danfoss had approximately 12 million publicly held shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

22.       Questions of law and fact exist that are common to the Class including, among others:

 a.       Whether the Individual Defendants have breached their fiduciary duties owed to plaintiff and the Class;

 b.       Whether Danfoss has breached its fiduciary duties owed to plaintiff and the Class; and

 c.       Whether plaintiff and the other members of the Class will be irreparably damaged if defendants’ conduct complained of herein continues.

23.       Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

24.       The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

25.       Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

26.       On December 22, 2009, Danfoss announced that it is commencing a cash tender offer for all of the outstanding publicly held minority interest in Sauer-Danfoss, for $10.10 per share in cash, or a total payment of approximately $118,750,000. If, upon expiration of the tender offer, Danfoss owns 90% of Sauer-Danfoss’ equity, Sauer-Danfoss would become a wholly-owned subsidiary of Danfoss.

27.       Danfoss is only interested in acquiring the remaining shares of the Company and has specifically indicated its unwillingness to dispose of its controlling interest in Sauer-Danfoss.

28.       Although the Company has stated that a purported special committee of its Board of Directors (the “Special Committee”) has been formed to consider the Proposed Transaction, it has not disclosed the identity of the Special Committee’s members. In addition, the Company has not even confirmed that one or all of the members of the Special Committee were, in fact, independent from Danfoss. This is of significance given Danfoss’ majority representation on, and resulting domination of, the Company’s Board.

29.       The Proposed Transaction is financially unfair. The consideration of $10.10 per share to be paid to Class members is unfair and inadequate because, among other things: (a) the intrinsic value of the stock of the company is materially in excess of $10.10, giving due consideration to the prospects for growth and profitability of the Company in light of its revenues and earnings power, present and future; and (b) the $10.10 price offers an inadequate premium to the public stockholders of the company. In fact, in reaction to Danfoss’ announcement of the Proposed Transaction, Sauer-Danfoss stock has vaulted above the $10.10 per share being offered by Danfoss. Indeed, the $10.100 per share being offered represents a discount to Danfoss’ common stock trading price.

30.       The Proposed Transaction lacks any of the fundamental hallmarks of fairness. The purpose of the Proposed Transaction is to enable Danfoss to acquire 100% of the equity ownership of the Company and its valuable assets for its own benefit at the expense of the Company’s public stockholders who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability.

31.       Danfoss is intent on paying the lowest price to plaintiff and the Class, whereas it and the Individual Defendants are duty-bound to maximize shareholder value. The Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Sauer- Danfoss public shareholders. Among other things, Danfoss controls the Company and its proxy machinery.

32.       The Board is so conflicted and beholder to Danfoss that no combination of the defendant directors can be considered “independent” and, thus independence is but illusory protection to Sauer-Danfoss shareholders.

33.       Because Danfoss has a 75.7% controlling interest in the Company, no third party bid for the Company could possibly succeed, as a practical matter, because the success of any such bid would require the consent and cooperation of Danfoss.

34.       The stock value that Danfoss has offered has been dictated by Danfoss to serve its own interests, and is being crammed down by Danfoss on its representatives on Sauer-Danfoss’ Board to force Sauer-Danfoss’ minority shareholders to relinquish their Sauer-Danfoss shares as a grossly unfair price. Such action constitutes unfair dealing.

35.       Because Danfoss is in possession of proprietary corporate information concerning Sauer-Danfoss future financial prospects, the degree of knowledge and economic power between Danfoss and the class members is unequal, making it grossly and inherently unfair for Danfoss to obtain the remaining Sauer-Danfoss shares at the unfair and inadequate price that it has proposed.

36.       By offering grossly inadequate value for Sauer-Danfoss shares and threatening or planning to use its coercive means of control to force the consummation of the transaction, Danfoss is violating its duties as a majority shareholder.

37.       Any offer to acquire Sauer-Danfoss’ outstanding public shares by Danfoss on the terms recently offered will deny Class members their right to share proportionately and equitably in the true value of Sauer-Danfoss’ valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

38.       The Individual Defendants’ fiduciary obligations require them to:

 a.      Act independently so that the interests of Sauer-Danfoss public stockholders will be protected;

 b.      Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligations of entire fairness or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Sauer-Danfoss stockholders; and

 c.      Provide Sauer-Danfoss stockholders with genuinely independent representation in the negotiations with Danfoss.

39.       By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Sauer-Danfoss and are engaging in improper, unfair dealing and wrongful and coercive conduct.

40.       Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

41.       Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, are prepared to consummate the Proposed Transaction on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Sauer-Danfoss’ valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

42.       Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

WHEREFORE, plaintiff prays for judgment as follows:

A.        Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class Counsel;

B         Enjoining, preliminarily and permanently, the Proposed Transaction complained of herein;

C.        To the extent, if any, that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class recissory damages;

D.        Directing that defendants pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;

E.        Awarding plaintiff the costs and reimbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorney and expert(s); and

F.        Granting such other further relief as the Court may deem just and appropriate.

Dated: December 23, 2009		RIGRODSKY & LONG, P.A.

	By:	/s/Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
919 N. Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

THE WEISER LAW FIRM, PC
Debra S. Goodman
Henry J. Young
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
(610) 225-2677